Exhibit 99.1

DELIVER
INSPIRE
COLLABORATE
SUSTAIN
EVOLVE
DESIGN
ENHANCE
LEAD
INNOVATE
PERFORM
ENVISION
ACHIEVE
CREATE
TRANSFORM
GROW
CONNECT
ENGAGE
SUPPORT

STN
TSX·NYSE

ANNUAL INFORMATION FORM
FEBRUARY 28, 2019

Stantec

Index to the

Annual Information Form

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	3
Name, Address, and Incorporation	3
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE BUSINESS	5
2019	5
2018	5
2017	7
2016	8

DESCRIPTION OF THE BUSINESS	9
Research and Development	10
Competitive Conditions	10
Services	11
Employees	11
Sustainability	11
Global Operations	12

RISK FACTORS	13

DIVIDENDS	13

DESCRIPTION OF CAPITAL STRUCTURE	13
Preferred Shares	13
Common Shares	14

MARKET FOR SECURITIES	14
Trading Price and Volume	14

DIRECTORS AND OFFICERS	15
Directors’ and Executive Officers’ Share Ownership	16

AUDIT AND RISK COMMITTEE INFORMATION	17
Audit and Risk Committee Terms of Reference	17
Composition of the Audit and Risk Committee	17
Preapproval Policy	18
External Auditor Service Fees	19

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	19

TRANSFER AGENT	19

MATERIAL CONTRACTS	19

INTERESTS OF EXPERTS	20

ADDITIONAL INFORMATION	20

NYSE CORPORATE GOVERNANCE DISCLOSURE	20

APPENDIX I – AUDIT AND RISK COMMITTEE TERMS OF REFERENCE (MANDATE)	21

Stantec Inc.

Annual Information Form

February 28, 2019

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form (AIF) and include

•

The discussion of our goals, our key performance drivers, and our annual and long-term targets and expectations for our reportable segments, which can be found in our Management’s Discussion and Analysis (MD&A) section of our Annual Report for the year ended December 31, 2018. Refer to the following sections: Core Business, Outlook, and Cautionary Note Regarding Forward-Looking Statements (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

•	Our beliefs about our risk management strategy and our ability to compete effectively in the Description of the Business section in this AIF.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2019 and beyond, strategies or future actions, dividend policy, targets, expectations for our financial condition or share price, and results of our outlook for our operations.

The purpose of this information is to describe management’s expectations and targets for measuring our success and to assist our shareholders to understand our financial position as at and for the periods ended on the dates presented in this AIF. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this AIF not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors—among others listed under the Outlook, Risk Factors, and Assumptions sections of our MD&A for the year ended December 31, 2018 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov)—could cause our actual results to differ materially from those projected in our forward-looking statements:

Global economic conditions

Fluctuations in interest rates or currency values

Fluctuations in commodity prices

Effects of disruptions to public infrastructure spending

Effects of competition in the geographic or business areas in which we operate

Fluctuations in demand for design services

1	Stantec Inc.

Many of these factors are beyond our control and have effects that are difficult to predict.

Assumptions about the performance of the Canadian, US, and global economies in 2019 and how this performance will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook and Cautionary Note Regarding Forward-Looking Statements sections of our MD&A for the year ended December 31, 2018 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

For additional information regarding material and known risks and assumptions, see pages M-44 to M-49 and M-54 to M-55 of our MD&A. Our MD&A for the year ended December 31, 2018 is incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov.

We caution that various factors, including those discussed in our MD&A, could adversely affect our results. Investors and others should carefully consider these factors—as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements—when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this AIF represent our expectations as at February 28, 2019 and are subject to change after that date. Except as may be required by law, we do not undertake to update any written or verbal forward-looking statement that we may make from time to time. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2019. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

2019 Annual Information Form February 28, 2019	2	Stantec Inc.

Corporate Structure

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

Since incorporation, we have also amended our Articles of Incorporation several times to change our Company’s name:

•	August 15, 1984 – 131277 Canada Ltd. changed to Stanley Engineering Group Inc.
•	October 18, 1989 – Stanley Engineering Group Inc. changed to Stanley Technology Group Inc.
•	March 30, 1994 – Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited and continued as Stanley Technology Group Inc.
•	October 28, 1998 – Stanley Technology Group Inc. changed to Stantec Inc.

Our head and principal office and our registered and records office are at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, Canada, T5J 0K4.

In this AIF, references to “Stantec” and the “Company” include (as the context may require) Stantec Inc. and all or some companies in which it has an interest. References to “our,” “us,” and “we” also refer to Stantec. All amounts in this AIF are in Canadian dollars unless otherwise noted.

Intercorporate Relationships

The following chart lists, as at December 31, 2018, the intercorporate relationships among Stantec and its main operating subsidiaries; the percentage of voting and restricted shares of the subsidiaries owned, controlled, or directed by Stantec; and the governing jurisdiction of these subsidiaries. For our other subsidiaries not included in this list, the total assets and revenue owned, controlled, or directed by Stantec do not constitute more than 10%, individually, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2018. These excluded subsidiaries also do not constitute more than 20%, in the aggregate, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2018.

Name of Subsidiary	Percentage of Voting Shares		Percentage of Restricted Shares (1)	Governing Jurisdiction

3221969 Nova Scotia Company	100		100	Nova Scotia

International Insurance Group Inc.	100		n/a	Barbados

MWH International, Inc.	100		n/a	Delaware

Mustang Acquisition Holdings Inc.	100		n/a	Delaware

Stantec Architecture Inc.	0	(2)	n/a	North Carolina

Stantec Architecture Ltd.	0	(2)	n/a	Canada

Stantec Australia Pty Ltd.	100		n/a	Australia

Stantec Consulting Caribbean Ltd.	100		n/a	Barbados

Stantec Consulting International LLC	100		n/a	Arizona

Stantec Consulting International Ltd.	100		100	Canada

Stantec Consulting Ltd./Stantec Experts-conseils ltée	100		100	Canada

3	Stantec Inc.

Name of Subsidiary	Percentage of Voting Shares		Percentage of Restricted Shares (1)	Governing Jurisdiction

Stantec Consulting Michigan Inc.	100		n/a	Michigan

Stantec Consulting Services Inc.	100		100	New York

Stantec Delaware II LLC	100		n/a	Delaware

Stantec Geomatics Ltd.	50	(2)	100	Alberta

Stantec Holding (2017) Limited	100		n/a	United Kingdom

Stantec Holdings II Ltd.	100		n/a	Alberta

Stantec International Inc.	100	(3)	n/a	Pennsylvania

Stantec New Zealand	100		n/a	New Zealand

Stantec Technology International Inc.	100		100	Delaware

Stantec UK Limited	100		n/a	United Kingdom

n/a – not applicable

(1)	In this AIF, “restricted shares” means nonvoting shares in the capital stock of a subsidiary of the Company.

(2)

Stantec has entered into a management agreement with respect to 100% of the voting shares of this corporation that allows Stantec direct control over any disposition of this corporation’s voting shares.

(3)	Held by a structured entity (an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity).

2019 Annual Information Form February 28, 2019	4	Stantec Inc.

General Development of the Business

2019

Officer and Director Changes

On January 1, 2019, executive vice president Theresa Jang was appointed to the position of chief financial officer (CFO) of Stantec as announced by the Company on August 23, 2018.

Three-Year History

Highlights of Stantec’s general development over the past three years follow.

2018

Acquisitions

In 2018, we acquired the following firms in Canada, the United States, Europe, and New Zealand:

Month	Business Acquired	Nature of Business

March	Occam Engineers Inc.	Provides water, transportation, and public works services. Principally located in Albuquerque, New Mexico.

March	ESI Limited	Provides environmental consulting services with capabilities in groundwater, land, and sustainable development. Principally located in Shrewsbury, United Kingdom.

April	Traffic Design Group Limited	Provides transportation planning and traffic engineering services. Principally located in Auckland, New Zealand.

May	Norwest Corporation	Provides resource assessment, mine development, reclamation, hydrology, and geotechnical engineering services. Principally located in Calgary, Alberta.

May	Cegertec Experts Conseils Inc.	Provides services in the power, industrial, building, and infrastructure sectors. Principally located in Chicoutimi, Quebec.

September	Peter Brett Associates LLP

Supports the office and commercial, urban regeneration, infrastructure, education, energy, public sector, residential, retail and town centers, tourism and leisure, waste and water sectors. Provides services related to urban planning, traffic assessments and optimization, environmental impact assessments, and public consultation.

Principally located in Reading, United Kingdom.

October	True Grit Engineering Limited	Provides infrastructure engineering, project management and planning, and environmental services. Principally located in Thunder Bay, Ontario.

On October 9, 2018, Stantec signed a letter of intent to acquire Wood & Grieve Engineers, a buildings engineering firm based in Perth, Australia.

Divestitures

On August 31, 2018, Stantec closed the sale of its interest in EM&I (Canada) Ltd. (formerly EM&I Stantec Ltd.), a joint venture which delivered asset integrity services to the oil, gas, and energy industries in Canada.

On November 2, 2018, Stantec closed the sale of its Construction Services business (MWH Constructors, inclusive of MWH Constructors’ UK and US divisions and Slayden Constructors, Inc.) for $104.2 million, less estimated transaction costs and working capital adjustments. In 2016, MWH Constructors joined Stantec through the MWH Global, Inc. acquisition. The divestiture of MWH Constructors concludes the strategic review of construction services (announced in April 2018), a review undertaken to determine an option that would optimize the value of MWH Constructors and provide the best prospects for employees, clients, and shareholders.

5	Stantec Inc.

Officer and Director Changes

On January 1, 2018, Gordon A. Johnston was appointed president and chief executive officer and appointed to Stantec’s board of directors.

Steve M. Fleck was appointed to the newly created position of chief practice and project officer on January 1, 2018.

Effective February 21, 2018, Richard C. Bradeen was appointed to Stantec’s board of directors and to serve as a member of the Audit and Risk Committee.

Anthony P. Franceschini did not stand for re-election as a director at our annual general meeting of shareholders held on May 10, 2018, and thus his service as a director of Stantec ended on that date.

On August 23, 2018, the Company announced that Dan Lefaivre, Stantec’s executive vice president and CFO, would retire from the CFO role effective December 31, 2018, as part of a planned executive leadership succession strategy and that executive vice president Theresa Jang would, and did, take on the CFO role effective January 1, 2019.

On November 7, 2018, Shelley A. M. Brown was appointed to Stantec’s board of directors and to serve as a member of the Corporate Governance and Compensation Committee.

Renewal of Normal Course Issuer Bid and Automatic Share Purchase Plan

On November 9, 2018, we announced that the renewal of our Normal Course Issuer Bid (NCIB) was filed with and approved by the Toronto Stock Exchange (TSX). Pursuant to the NCIB, Stantec may purchase up to 2,273,879 common shares, representing approximately 2% of Stantec’s 113,693,990 issued and outstanding common shares as of October 31, 2018. Purchases were permitted to commence on November 14, 2018, and to terminate no later than November 13, 2019. Except for block purchases permitted by the TSX, the number of shares purchased per day will not exceed 46,458 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2018. During 2018, 2,470,560 common shares were repurchased for cancellation at a weighted average price of $31.09 per share.

In connection with the NCIB, Stantec also entered into an automatic share purchase plan (ASPP) with a designated broker to purchase its common shares under the NCIB at times when Stantec could not be active in the market due to applicable regulatory restrictions or internal trading blackout periods.

Organizational Evolution

In 2018, we continued focusing on organic growth and strategic acquisitions while increasing operational efficiency. With the divestiture of our Construction Services business, we can now focus wholly on continuing to grow our Consulting Services business. Completing the acquisitions of UK-based ESI Limited, New Zealand-based Traffic Design Group, and UK-based Peter Brett Associates LLP plus announcing the signed letter of intent to acquire Australian-based Wood & Grieve Engineers means we can continue exploring opportunities to expand our global reach.

Financing

In 2018, we announced that Stantec entered into an amended and restated credit agreement with its syndicate of lenders (the “Amended and Restated Credit Agreement”), which removed the provisions regarding the granting of collateral by Stantec and its subsidiaries, making all facilities unsecured. The Amended and Restated Credit Agreement extends Stantec’s revolving credit maturity date to June 27, 2023, its $150 million term credit (Tranche B) maturity date to June 27, 2022, and its $160 million term credit (Tranche C) maturity date to June 27, 2023. It also decreases the number of cash management constraints and provides expanded operational flexibility. The revolver component remains at $800 million and the accordion feature has increased to $400 million. Before the amendment, on May 6, 2018 Stantec made a $150 million repayment on Tranche A of its term loan.

2019 Annual Information Form February 28, 2019	6	Stantec Inc.

2017

Acquisitions

In 2017, we acquired the following firms in Canada and the United States:

Month	Business Acquired	Nature of Business

April	Inventrix Engineering, Inc.	Provides engineering services in mechanical and plumbing design. Principally located in Seattle, Washington.

July	RNL Facilities Corporation	Provides public transit, civic, federal, energy, software development, telecommunications, and aerospace services. Principally located in Denver, Colorado.

October	North State Resources, Inc.	Provides environmental consulting. Principally located in Redding, California.

Divestitures

In May 2017, Stantec closed the sale of its water software business, Innovyze, Inc. and its subsidiaries, for gross proceeds of US$270 million, less working capital adjustments and assumed indebtedness. Innovyze joined Stantec as part of the MWH acquisition in 2016; subsequently, Stantec determined that Innovyze did not add synergies to Stantec’s core business.

Officer and Director Changes

On December 31, 2017, Robert J. Gomes retired from the position of president and chief executive officer.

Ivor Ruste did not stand for re-election as a director at our annual general meeting of shareholders held on May 11, 2017, and thus his service as a director of Stantec ended on that date.

Renewal of Normal Course Issuer Bid

On November 9, 2017, we announced that the renewal of our Normal Course Issuer Bid (NCIB) was filed with and approved by the Toronto Stock Exchange (TSX). Pursuant to the NCIB, Stantec was permitted to purchase up to 2,278,747 common shares, representing approximately 2% of Stantec’s 113,937,358 issued and outstanding common shares as of October 31, 2017. Purchases were permitted to commence on November 14, 2017 and terminate no later than November 13, 2018. Except for block purchases permitted by the TSX, the number of shares purchased per day could not exceed 49,281 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2017. During 2017, 465,713 common shares were repurchased for cancellation at a weighted average price of $30.9271 per share.

Organizational Evolution

In 2017, we continued realigning our internal structure to better serve our clients. The 2016 acquisition of MWH Global, Inc. and its affiliated and subsidiary companies (MWH) added a global design presence in the water sector, including a top-tier presence in the United States and United Kingdom, and a global presence in waterpower and dams. To best leverage this expertise and offer a higher degree of leadership and increased visibility for clients and employees, effective January 1, 2017, we combined legacy Stantec’s Water sector from our Infrastructure business operating unit and MWH’s Water businesses into a separate business operating unit—Water.

Financing

In 2017, we amended our existing Credit Agreement twice. Effective March 28, 2017, we amended our Credit Agreement to allow for the sale of our equity securities in Innovyze, Inc. Effective May 5, 2017, we amended our term credit facility to convert the Tranche C sub-facility from US$116.7 million to C$160.0 million.

7	Stantec Inc.

2016

Acquisitions

In 2016, we acquired the following firms in Canada, the United States, and globally:

Month	Business Acquired	Nature of Business

March	Bury Holdings, Inc.	Provides engineering, landscape architecture, planning, construction administration, surveying, and sustainable solutions. Principally located in Austin, Texas.

May	MWH Global, Inc. (1)

Provides global engineering, consulting, and construction management services.

Principally located in Broomfield, Colorado, with additional offices in the United States, the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East.

May	VOA Associates Incorporated	Provides expertise in architecture, interior design, landscaping, and planning. Principally located in Chicago, Illinois.

September	Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C.	Provides mechanical, electrical, and plumbing engineering design services. Principally located in New York, New York.

December	Architecture | Tkalcic Bengert	Provides architecture, interior design, creative services, urban planning, and technical consulting services. Principally located in Edmonton, Alberta.

(1)	Significant acquisition – Stantec filed a Business Acquisition Report on July 8, 2016; a copy is available on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 6-K at sec.gov.

Officer and Director Changes

While Stantec’s chief operating officer Richard Allen prepared to retire in 2016, the chief operating officer’s roles and responsibilities were divided into two positions to better meet the needs of Stantec’s diverse business model. Effective January 1, 2016,

•	Scott L. Murray was appointed chief operating officer (COO) – This role oversees Company operations, including health and safety, regional operations, and our Project Delivery Office

•	Valentino DiManno was appointed chief business officer (CBO) – This newly created role oversees all business operating units, account management, client development, and quality management

Reporting to the chief executive officer (CEO), the COO and CBO have equal leadership responsibility and work together to manage all aspects of Stantec’s business. We believe that these balanced roles further improve and strengthen our balanced leadership model.

David Emerson did not stand for re-election as a director at our annual general meeting of shareholders held on May 12, 2016, and thus his service as a director of Stantec ended on that date. Effective November 9, 2016, Marie-Lucie Morin was appointed to Stantec’s board of directors.

Organizational Evolution

Continuing the process of realigning our internal structure to better serve our clients, we recognized that although Environmental Services and Energy & Resources share many similar clients, their businesses are in fact different. To provide these groups with a more direct leadership and better visibility within the Company for the services they perform, effective August 2016, we made Environmental Services a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors remained within the Energy & Resources business operating unit.

2019 Annual Information Form February 28, 2019	8	Stantec Inc.

Addition of Construction Services

As a result of the MWH acquisition, our business model expanded to include Construction Services, where we provide construction management and project delivery at-risk services, primarily on water-related projects to key long-term clients in the United States and United Kingdom. We subsequently divested Construction Services in November 2019 as described in the Description of the Business section in this AIF.

Financing

We financed the MWH acquisition through the net proceeds of a public offering of 17,360,000 subscription receipts sold for $30.25 each for gross proceeds of $525.1 million. Each subscription receipt represented the right of the holder to receive one common share when the MWH acquisition closed, and funds were drawn from the Credit Facilities (described below).

The public offering of subscription receipts was completed through an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters on a bought-deal basis. This included additional gross proceeds of up to approximately $78.8 million pursuant to the underwriters’ exercise of their overallotment option to purchase an additional 2,604,000 subscription receipts under the same terms as above.

On May 6, 2016, concurrent with the closing of the MWH acquisition, we entered into an agreement for new $1.25 billion senior secured credit facilities consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches (the Credit Facilities). The revolving credit facility expires May 6, 2020 and may be repaid from time to time at our option. The Credit Facilities were available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively). Tranche C was drawn in US funds of $116.7 million (due May 6, 2020).

Description of the Business

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, environmental, water, and infrastructure projects to life. Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. By offering integrated expertise and services across the project life cycle, we provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

We have refined our long-standing business objective: to be a top 10 global design firm. Having achieved that goal in 2017 (based on rankings by Engineering News-Record magazine and based on revenue for design services), we now seek to maintain our position in the top 10, while also becoming a top-tier global design and delivery firm, not only by size but also assessed qualitatively based on our capabilities and perception in the marketplace.

Because of our diverse model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings.

Our chief operating decision maker (CEO) assesses our Company’s performance based on financial information available from our operating segments.

Our reportable segments (in accordance with IFRS) are based on the regional geographic areas in which we operate. The Company has three operating and reportable segments: Consulting Services – Canada, Consulting Services – United States, and Consulting Services – Global. The Company’s Construction Services operations were disposed of during the year and reported as discontinued operations.

9	Stantec Inc.

The following table illustrates the breakdown of gross revenue for our reportable segments in 2017 and 2018.

	2017 Gross Revenue (millions $)	2018 Gross Revenue (millions $)

Reportable Segments – Continuing Operations

Consulting Services – Canada	1,191.7	1,275.8
Consulting Services – United States	2,226.0	2,334.6
Consulting Services – Global	611.0	673.4

Discontinued Operations

Construction Services	1,111.4	884.4

For additional information regarding our core business and strategy, see our MD&A for the year ended December 31, 2018, pages M-2 and M-10 to M-11 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Research and Development

We generally conduct research and development for a client’s specific project requirements or for internal purposes to develop tools or design techniques to improve our competitive advantage. Most research and development is conducted in infrastructure evaluation and management systems, augmented and virtual reality, parametric design, hydraulic modeling of water and wastewater systems, wastewater treatment, and pavement evaluation and management systems.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all our services. The number and identity of competitors vary widely with the type of service we provide. For small to midsized projects, we compete with many engineering, architecture, construction management, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some competitors may have greater financial and other resources than we have. Although we compete with large private and public companies in certain geographic locations, our primary competitors are small to midsized privately held regional firms.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the diversity and scope of our professional services differentiate us from other engineering, architecture, construction management, and professional consulting firms, whether private or public, small or large.

The main competitive advantages that we have in the services we offer are reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and integrated service delivery. Our successful track record of acquiring and integrating firms also provides us with a competitive advantage. Given the expanding demand for the services we provide, additional competitors will likely emerge. Even with this increased competition, we believe that we will compete effectively because of our strengths and expertise in engineering, architecture, construction management, construction services, and related professional services, as well as our successful track record of service delivery.

2019 Annual Information Form February 28, 2019	10	Stantec Inc.

Services

We serve many diverse clients in the private and public sectors and aim to establish ongoing relationships with clients that are likely to produce repeat business. We work on tens of thousands of projects for thousands of clients in hundreds of locations, thereby ensuring that we do not rely on a few large projects for our revenue.

In Consulting Services, we provide knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the areas of infrastructure and facilities, principally under fee-for-service agreements with clients.

We offer a range of pricing structures to our clients but usually provide our services based on a fixed or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are acquired because of our expertise and contacts; others are obtained through a competitive bidding process.

Employees

As of December 31, 2018, we had approximately 22,000 staff, including professionals, technologists and technicians, and support personnel.

We are a knowledge-based organization, always seeking talented and skilled professionals for all our specialized services. As we operate in a competitive industry where turnover costs are high and long-term relationships are key, we work hard to recruit and retain the best people. We use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, and student programs, and we have opportunities to transfer to other office locations.

The Social section of our annual Sustainability Report contains additional information on the steps we take to attract, support, motivate, and develop world-class talent and to build an inspiring and inclusive work environment for our staff.

Sustainability

Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our Sustainability Policy guides us in implementing best practices that meet the letter and spirit of applicable laws and regulations as well as recognized international ESG frameworks.

Accountability for our sustainability performance sits with our Executive ESG Committee that is chaired by the chief operating officer, is coordinated by our director of Sustainability, and includes senior managers from across our business. In 2018, Stantec’s board of directors established the Health, Safety, Security, Environment and Sustainability (HSSES) Committee to oversee the overall framework for managing health, safety, security, and environment risks; sustainability; emergency preparedness; and non-financial risks arising from the Company’s Integrity Management Program.

Our annual Sustainability Report provides details about our Sustainability Program. ESG highlights are outlined below.

Environment

Stantec manages, monitors, and improves our environmental performance with an ISO 14001:2015-certified Environmental Management System (EMS). Our enterprise-wide EMS sets environmental objectives and monitors and measures environmental targets, regulatory compliance, orders and citations, and improvement plans. We take steps to conserve resources and publicly report our greenhouse gas emissions and reduction performance. In 2018, Stantec was recognized for its corporate climate change action through a leadership (A-) CDP score.

Stantec provides a wide range of environmental services to clients. Whether we are providing climate change mitigation services, designing energy-efficient buildings, protecting biodiversity, developing new ways to conserve water, or promoting renewable energy, our commitment to sustainability drives innovation, reduces risks, and provides attractive project life cycle return on investment.

11	Stantec Inc.

Social

We are a professional services company that relies on the expertise of highly technical staff. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our people. Stantec offers a flexible and collaborative work environment, competitive employee benefits, and the opportunity to work on iconic projects. Our focus on inclusion and diversity increases employee engagement, connects us with clients, and improves employee well-being. Our investment in innovation and research helps us prepare for future client needs and promote thought leadership.

Stantec programs support the well-being of our employees, partners, and clients. We manage, monitor, and improve our health and safety performance with a formal OHSAS 18001:2007-certified management system (OHSMS) and track both lagging indicators (e.g., injury rates) and leading indicators (e.g., inspections, observations, hazard identifications) to gauge the effectiveness of our programs.

For the communities where we work and live, we invest in initiatives that build capacity and support long-term change. We do this by contributing time, expertise, and money to the arts, education, the environment, and health and wellness. We also specifically focus on maintaining respectful and successful relationships with Indigenous communities.

For clients, we consider the social impacts of decisions made when managing projects throughout their life cycle. We help clients understand the norms of local communities so that they address local priorities and build lasting positive relationships. We incorporate social equity and justice considerations into our projects and design to foster community well-being.

Governance

Stantec believes that good governance is essential to maintaining an ethical and effective corporate culture. By embracing ethical business practices, we demonstrate our Company values and, in turn, establish a competitive advantage in the global marketplace.

Our Integrated Management System (IMS) provides a disciplined and accountable framework that monitors risks and hazards, reduces inefficiencies, maximizes Company resources, and directly supports the implementation of our strategy. The IMS includes the EMS and OHSMS referenced above as well as a Quality Management System that is ISO 9001:2008 certified and an IT Service Management System that is ISO/IEC20000-1:2011 certified. Independent (third-party) audits of the IMS are conducted annually. Stantec focuses on data privacy and maintains comprehensive IT security systems. We also have a Partner Code of Conduct program to pass our ESG expectations along our supply chain.

Additional information about our board of directors, risk management, and strategic planning process can be found in Stantec’s 2018 Annual Report and Management Information Circular.

Global Operations

In 2018, Stantec remained active internationally; gross revenue from our Global operations was $673.4 million.

We perform work and have permanent offices in the United Kingdom, Europe, Australia, New Zealand, the Middle East, China, Taiwan, Turkey, South and Central America, and the Caribbean.

All Stantec projects are reviewed in accordance with Stantec’s Project Management Framework, which includes following legal, financial, and technical processes, among other things. As well, each in-country project is examined to ensure that any health, safety, security or political risks are acceptable. Each major project has an executive leadership sponsor and is formally reviewed.

2019 Annual Information Form February 28, 2019	12	Stantec Inc.

Risk Factors

For a review of the risks pertaining to our Company, please refer to our MD&A for the year ended December 31, 2018, pages M-44 to M-49 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Dividends

On February 15, 2012, Stantec’s board of directors approved our Dividend Policy and concurrently declared Stantec’s first quarterly dividend. Pursuant to this policy, the Company anticipates that it will declare a dividend to shareholders of record on the last business day of each quarter and pay it on or about the fifteenth day of the following month.

Since adopting our Dividend Policy, we have paid quarterly dividends on our common shares. Although the Company aims to declare and pay a dividend quarterly, our Dividend Policy is at the sole discretion of our board of directors and may vary depending on various factors, including prevailing economic and market conditions, the Company’s earnings, the financial requirements for the Company’s operations, the business strategy of the Company, the provisions of applicable law, and any other factors that our board of directors considers relevant. Additionally, Stantec is required to meet certain financial thresholds under the Credit Facilities; this may restrict Stantec’s ability to declare and pay dividends. Therefore, Stantec cannot guarantee that our Dividend Policy will be maintained.

The following table outlines cash dividends paid per common share in 2018, 2017, and 2016.

Dividends Paid ($ per common share)

	Year (Total)	Q4	Q3	Q2	Q1

2018	0.55	0.1375	0.1375	0.1375	0.1375

2017	0.50	0.125	0.125	0.125	0.125

2016	0.45	0.1125	0.1125	0.1125	0.1125

Description of Capital Structure

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2018, no preferred shares and 111,860,105 common shares were issued and outstanding.

Preferred Shares

Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or attend any shareholders’ meeting and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. Preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

13	Stantec Inc.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in an amount and form that our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each common share held at each meeting, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Market for Securities

Trading Price and Volume

Our common shares are listed for trading on the TSX and New York Stock Exchange (NYSE) under the symbol “STN”.

The following table outlines the monthly trading data on the TSX for January 1 to December 31, 2018:

Toronto Stock Exchange 2018

Month	High	Low	Volume

January	$36.04	$34.90	4,386,967

February	$36.83	$31.47	9,109,854

March	$34.16	$30.97	6,594,374

April	$34.34	$31.15	3,677,190

May	$33.48	$31.94	3,780,858

June	$34.43	$32.63	4,333,455

July	$34.76	$33.42	3,191,151

August	$34.50	$32.36	4,069,077

September	$33.45	$32.04	2,922,561

October	$34.98	$31.43	5,616,309

November	$35.04	$30.54	4,960,798

December	$31.99	$29.03	4,938,079

Total			57,580,673

The following table outlines the monthly trading data on the NYSE (in US$) for January 1 to December 31, 2018:

New York Stock Exchange 2018

Month	High	Low	Volume

January	$29.25	$27.80	404,121

February	$29.25	$24.75	521,913

March	$26.15	$24.05	1,251,810

April	$26.65	$24.30	397,595

May	$26.30	$24.75	333,147

June	$26.11	$25.10	256,282

July	$26.35	$25.35	224,118

August	$26.40	$24.75	316,084

September	$25.70	$24.60	279,180

October	$26.66	$24.12	578,204

November	$26.74	$23.05	283,501

December	$24.25	$21.44	275,449

Total			5,121,404

2019 Annual Information Form February 28, 2019	14	Stantec Inc.

Directors and Officers

The following table lists Stantec’s directors as of February 28, 2019, and their municipality of residence and principal occupation:

Directors of Stantec Inc.

Name and Municipality of Residence	Principal Occupation	Director Since

Douglas K. Ammerman Laguna Beach, California, United States	Corporate Director	2011

Richard C. Bradeen Montreal, Quebec, Canada	Corporate Director	2018

Shelley A. M. Brown Saskatoon, Saskatchewan, Canada	Corporate Director	2018

Delores M. Etter Camano Island, Washington, United States	Corporate Director	2011

Robert J. Gomes Edmonton, Alberta, Canada	Corporate Director	2009

Susan E. Hartman Evergreen, Colorado, United States	President and Chief Executive Officer of The Hartman Group (a management consulting firm)	2004

Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer of Stantec Inc.	2018

Aram H. Keith (1) Monarch Beach, California, United States	Corporate Director	2005

Donald J. Lowry Edmonton, Alberta, Canada	Corporate Director	2013

Marie-Lucie Morin Ottawa, Ontario, Canada	Corporate Director	2016

(1)	Mr. Keith is the chair of our board.

All Stantec directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. All directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except the following:

•	Ms. Morin was a corporate director and consultant until December 2015

•	Ms. Etter was a professor of electrical engineering until December 2016

•	Mr. Gomes was president and CEO of Stantec until December 31, 2017

•	Mr. Johnston was appointed president and CEO of Stantec on January 1, 2018

15	Stantec Inc.

The following table lists the executive officers of Stantec as of February 28, 2019, and their municipality of residence as well as their principal occupation in the five preceding years:

Executive Officers of Stantec Inc.

Name and Municipality of Residence	Officer Position Held	Principal Occupation

Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Stantec Inc.

Theresa Jang Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Stantec Inc.

Scott L. Murray Lexington, Kentucky, United States	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Stantec Inc.

Valentino DiManno Calgary, Alberta, Canada	Executive Vice President and Chief Business Officer	Executive Vice President and Chief Business Officer, Stantec Inc.

Steve M. Fleck Vancouver, British Columbia, Canada	Executive Vice President and Chief Practice and Project Officer	Executive Vice President and Chief Practice and Project Officer, Stantec Inc.

Paul J. D. Alpern Sherwood Park, Alberta, Canada	Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel, Stantec Inc.

Scott L. Murray joined Stantec in 2008 and was appointed executive vice president and regional operating unit leader for the United States in 2013. He was appointed chief operating officer on January 1, 2016.

Valentino DiManno was appointed executive vice president in 2013, serving as regional operating unit leader for Canada and business operating unit leader for Energy & Resources before his appointment chief business officer on January 1, 2016.

Steve M. Fleck joined Stantec in 2007 and was appointed executive vice president of Stantec’s Project Delivery Office in 2015. He led the Programs and Business Solutions group in 2016 and was appointed as chief practice and project officer on January 1, 2018.

Gordon A. Johnston was the regional business leader for Stantec’s Water group in Western Canada before assuming the role of business leader for Stantec’s Water business line in 2010. In 2015, he was named executive vice president of our Infrastructure business operating unit; he held that position until his appointment to president and chief executive officer on January 1, 2018.

Theresa Jang joined Stantec in 2018 as executive vice president and was appointed chief financial officer of Stantec effective January 1, 2019. She previously held the position of chief financial officer of Veresen Inc.

All other executive officers have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more.

The following lists the members of each committee of the board in 2018:

•	Audit and Risk Committee – Douglas K. Ammerman (chair), Richard C. Bradeen, Donald J. Lowry, and Marie-Lucie Morin
•	Corporate Governance and Compensation Committee – Susan E. Hartman (chair), Shelley A. M. Brown, Delores M. Etter, and Marie-Lucie Morin
•	Health, Safety, Security, Environment, and Sustainability Committee – Delores M. Etter (chair), Robert J. Gomes, and Donald J. Lowry

Directors’ and Executive Officers’ Share Ownership

As of December 31, 2018, our group of directors and executive officers beneficially owned, controlled, or directed, either directly or indirectly, 836,366 common shares, which is 0.75% of our issued and outstanding common shares.

2019 Annual Information Form February 28, 2019	16	Stantec Inc.

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference (Mandate), attached as Appendix I to this AIF.

Composition of the Audit and Risk Committee

As of February 28, 2019, our Audit and Risk Committee members are Douglas K. Ammerman (chair), Richard C. Bradeen, Donald J. Lowry, and Marie-Lucie Morin.

The board of directors believes that the composition of this committee reflects an appropriate level of financial literacy and expertise and has determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). As well, Mr. Ammerman, Mr. Bradeen, and Mr. Lowry are each an “audit committee financial expert” (as this term is defined in the rules and regulations of the US Securities and Exchange Commission [SEC]).

The following information describes each committee member’s education and experience that is relevant to the performance of his or her committee responsibilities.

Douglas K. Ammerman

Mr. Ammerman was a partner of KPMG LLP for almost 30 years before his retirement; during that time, he served as the national practice partner, the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors and audit committees of Fidelity National Financial, Inc.; William Lyon Homes Inc.; and J. Alexander’s Holdings, Inc.

With nearly 30 years’ experience in public accounting and as an audit committee member on a number of other boards, Mr. Ammerman has a strong familiarity with the preparation and review of interim and annual financial statements and is a valuable asset to the committee.

As of December 31, 2018, Mr. Ammerman owned 29,348 common shares valued at $877,799 and 40,732 deferred share units valued at $1,203,981.

Richard C. Bradeen

Mr. Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment for Bombardier Inc. (Bombardier), a leading worldwide manufacturer of planes and trains, from February 2009 to October 2013. He started his career at Bombardier in 1997 as vice president of Acquisitions. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young (Canada). He joined Ernst & Young in 1978 and over 19 years held increasingly senior roles, including that of president of the Corporate Finance Group in Toronto. He currently serves on the board of directors and audit committee of Superior Plus Corp.

Mr. Bradeen’s prior experience with Bombardier and Ernst & Young, as well as his service on the audit committee of Superior Plus Corp., provides him with the relevant experience to perform his responsibilities as an Audit and Risk Committee member.

As of December 31, 2018, Mr. Bradeen owned 1,000 common shares valued at $29,910 and 5,326 deferred share units valued at $157,510.

17	Stantec Inc.

Donald J. Lowry

Mr. Lowry retired in March 2013 as president & CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. In January 2014, Mr. Lowry was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015, and 2016. Mr. Lowry was the chair of Canadian Oilsands Limited (TSX-COS) until the company was acquired in February 2016. He holds a bachelor of commerce (honors) and master of business administration degree from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, and currently serves on the audit committees for Melcor REIT and Hydrogenics Corporation.

Mr. Lowry’s education, past role as president & CEO of EPCOR Utilities Inc., and service on several boards and audit committees provide him with the relevant experience to perform his responsibilities as an Audit and Risk Committee member.

As of December 31, 2018, Mr. Lowry owned 22,300 common shares valued at $666,993 and 34,999 deferred share units valued at $1,034,572.

Marie-Lucie Morin

Ms. Morin is a lawyer and graduate of the Université de Sherbrooke. During her career in the public sector, Ms. Morin held a number of senior positions, including Ambassador to Norway with concurrent accreditation to Iceland; Executive Director for Canada, Ireland, and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. These positions involved managing large budgets and understanding financial and risk-related matters. Ms. Morin’s experience on other public and private boards, including Chorus Aviation Inc., AGT Food & Ingredients Inc., and Deloitte Canada exposed her to financial reporting and risk-management measures in various industries.

The expertise she gained during her distinguished career as a federal public servant and on public and private boards provides Ms. Morin with the relevant experience to perform her responsibilities as an Audit and Risk Committee member.

As of December 31, 2018, Ms. Morin owned no common shares and 12,165 deferred share units valued at $359,625.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and non-audit services performed by the independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the committee. Proposed services that exceed preapproved cost levels will require specific preapproval by the committee.

2019 Annual Information Form February 28, 2019	18	Stantec Inc.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during fiscal years ended December 31, 2018, and 2017, follow:

Category	Note	2018 ($)	2017 ($)

Audit fees	1	5,790,700	6,325,600 (5)
Audit-related fees	2	571,700	241,200 (5)
Tax fees	3	2,402,400	3,806,600
All other fees	4	49,800	21,800

Total Fees		8,814,600	10,395,200

(1)

Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including the quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include attest services not required by statute or regulation and review engagements.

(3)

Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance of $2,103,500. Which generally involve the preparation of US tax returns including Innovyze sale transaction and US reform computations as well as preparation of certain of our International based Companies income tax returns. $298,900 for tax advice relating to mergers, acquisitions, financing structures and tax planning.

(4)	All other fees: Non-audit assurance fees and related services provided by Ernst & Young LLP.

(5)	Restated to current year’s presentation.

Legal Proceedings and Regulatory Actions

We have pending legal claims and suits both by and against us. These are typical of the industries we operate in. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting or defending them. None are expected to have a material effect on our financial position.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Transfer Agent

Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

Material Contracts

On June 27, 2018, we entered into an Amended and Restated Credit Agreement among Stantec Inc., as borrower; Canadian Imperial Bank of Commerce, as administrative agent, sole lead arranger, and sole bookrunner; Canadian Imperial Bank of Commerce, HSBC Bank Canada, and Bank of America, N.A., Canada Branch, as issuing banks; and certain other lenders with respect to the provision of certain credit facilities to Stantec Inc. This material contract has been filed on SEDAR.

We consider the acquisition of professional services firms and the provision of construction services to be in the ordinary course of our business.

19	Stantec Inc.

Interests of Experts

The Company’s auditor—Ernst & Young LLP, Chartered Professional Accountants—is located at Suite 1400, 10423 – 101 Street, Edmonton, Alberta, T5H 0E7. The auditor is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and has complied with the SEC’s rules on auditor independence.

Additional Information

Additional financial information is provided in our financial statements and our MD&A for our most recently completed financial year. Additional information contained in our Management Information Circular includes directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans.

A copy of this AIF, as well as our latest Management Information Circular and Annual Report (which includes our MD&A and Audited Consolidated Financial Statements for the year ended December 31, 2018), may be obtained from our website at stantec.com or by mail on request from the Secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. Additional information relating to our Company—including disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities—is also available through SEDAR at sedar.com.

NYSE Corporate Governance Disclosure

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements to the extent not contrary to US securities laws, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. Pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, we are required to identify any significant ways that our corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. These differences can be found on our website at stantec.com.

2019 Annual Information Form February 28, 2019	20	Stantec Inc.

Appendix I – Audit and Risk Committee

Terms of Reference (Mandate)

The following are the Audit and Risk Committee’s Terms of Reference (Mandate) effective as of February 28, 2019.

A.   Overview and Purpose

The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the Company. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies, is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the Company’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B.   Authority and Responsibilities

The Audit and Risk Committee shall

•	Request such information and explanations in regard to the accounts of the Company as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

•	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

•	Provide reports and minutes of meetings to the board.

•

Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.   Membership

The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of “independent director” as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the Company, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

21	Stantec Inc.

D.   Financial Statements and Disclosures

1.	Review and recommend to the board for approval the annual audited financial statements and Management Discussion and Analysis.

2.	Review and recommend to the board for approval the following public disclosure documents:

(a)	The annual Management Information Circular and proxy materials

(b)	The Annual Information Form, including any regulatory requirements for Audit and Risk Committee reporting obligations

(c)	The year-end news release on the earnings of the Company

(d)	Other regulatory filings of a financial nature

3.

Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including Management’s Discussion and Analysis, the quarterly interim report to shareholders, and the quarterly news release on the earnings of the Company. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4.

Receive the quarterly report from the Disclosure Committee on the adequacy of disclosure with respect to material events in the Company’s financial statements, Management’s Discussion and Analysis, and earnings news releases.

5.

Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from the financial statements) that is publicly disclosed by the Company.

6.

Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7.	Review the Audit and Risk Committee information required as part of the Annual Information Form.

8.

Review with management on an annual basis, the Company’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required

(a)	The appropriateness of accounting policies and financial reporting practices used by the Company, including alternative treatments that are available for consideration

(b)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company

(c)	Any new or pending developments in accounting and reporting standards that may affect or impact the Company

(d)	Any off-balance sheet structures

(e)	The key estimates and judgments of management that may be material to the financial reporting of the Company

10.

At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

11.

Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.

12.	Review with management on a quarterly basis the indicators of impairment to the Company’s goodwill.

2019 Annual Information Form February 28, 2019	22	Stantec Inc.

E.   External Auditor

13.	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14.

Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the external audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	Proposed fees

15.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16.

Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services and consider the impact on the independence of the external audit work of fees for such non-audit services.

17.

Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the external auditor.

18.

Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the US Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19.

Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Company’s financial reporting.

21.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the annual audit

(b)	Any significant accounting or financial reporting issues

(c)

The auditor’s evaluation of the Company’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

(d)	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

(e)

The post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(f)	Any other matters which the external auditor should bring to the attention of the committee

22.

Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23	Stantec Inc.

23.

When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

24.	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company.

25.	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

26.

Conduct an annual review of the external auditor, with the intention of identifying potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed, or the audit put out for tender.

F.   Internal Audit

27.	Review the appointment or termination of the internal auditor.

28.	Review and approve the internal audit charter periodically (at least every three years).

29.

Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the Company has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the internal audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	Proposed budget

30.	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the audit

(b)	Any significant accounting or financial reporting issues

(c)	The auditor’s evaluation of the Company’s system of internal accounting controls, procedures, and documentation

(d)

The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(e)	Any other matters which the internal auditor should bring to the attention of the committee

31.	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.   Internal Controls

32.

Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

2019 Annual Information Form February 28, 2019	24	Stantec Inc.

33.

Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

34.	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

35.

Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Company, including the use of its assets.

36.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the Company.

H.   Risk

General

37.	Review at least annually with management

(a)	The Company’s method of identifying, evaluating, mitigating, and reporting on the principal risks inherent in the Company’s businesses and strategic directions

(b)

The systems, policies and practices applicable to the Company’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, and reputation, as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation, and adequacy of tax provisions)

(c)

The Company’s risk appetite, risk tolerance, and risk retention philosophy, including the Company’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans

38.

Receive an annual report from and review with management the status of the Company’s principal and emerging risks, as well as the related mitigation programs (the Enterprise Risk Management program). Receive quarterly updates from management on the Company’s Enterprise Risk Management program.

39.	Review with management the disclosures of the Company’s risks and risk factors in the Company’s Annual Information Form, the Management’s Discussion and Analysis, and other regulatory filings.

40.	Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

41.

Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of C$100 million or greater, all acquisitions outside North America with an enterprise value of C$50 million or greater, and all acquisitions with atypical risks compared to our current service and business model; make such further inquiries as considered necessary; and report thereon to the board. The content of the risk assessment report will be developed by the committee in conjunction with management with appropriate case-by-case enhancements to reflect risk associated with each opportunity and will be reviewed annually by the committee.

Finance

42.

Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the Company’s capital structure on current and future profitability.

43.	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $50 million, prior to issuance.

44.

Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $50 million individually or (b) whereby virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $500 million, prior to issuance.

25	Stantec Inc.

45.

Review and approve, if appropriate and as required, the decision to enter into swaps that are exempt from the requirements of sections 2(h)(1) and 2(h)(8) of the US Commodity Exchange Act and to exercise the end-user exception.

46.	Review and approve, as required, any policies with respect to swaps, hedging activities, clearing, and the end-user exception.

I.   Compliance/Fraud

47.	Receive quarterly reports on the Company’s fraud risk assessment activities.

48.	In accordance with the Company’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

49.	Discuss with management the Company’s policies and procedures designed to ensure an effective compliance and ethics program, including the Company’s code of ethics.

50.	Discuss with management and the Company’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance requirements.

51.	Review quarterly the compliance certificate of the chief financial officer.

J.   Other

52.	Review, as required, any claims of indemnification pursuant to the bylaws of the Company.

53.	Receive at least annually a report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

54.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

55.	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

56.	Review annually the terms of reference for the committee and recommend any required changes to the board.

K.   Meetings

57.	Regular meetings of the committee are held at least four times each year.

58.	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the Company.

59.	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

60.	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

61.

The secretary of the Company shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five days prior to the meeting except in unusual circumstances.

62.	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

63.	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

64.	The secretary of the Company, or his or her designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

65.

Minutes of the meetings of the committee shall be distributed by the secretary of the Company to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

2019 Annual Information Form February 28, 2019	26	Stantec Inc.